


05038420

ıTES
NGE COMMISSION
C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44011

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2004___ AND ENDING___12/31/2004___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northeast Capital Management Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___12 West Northampton Street___
(No. and Street)

___Wilkes Barre___   ___PA___   ___18701___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Eric C. Marquart___   ___570-822-5101___
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Scott W. Ashton P.C.___
(Name – *if individual, state last, first, middle name*)

___3622 Lyckan Parkway, Suite 1006___   ___Durham___   ___NC___   ___27707___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions



FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____Eric C. Marquart_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Northeast Capital Management Incorporated_____ , as of _____December 31_____, 20_04_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____No exceptions_____

_____

_____

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. _____
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCOTT W. ASHTON P.C.



CERTIFIED PUBLIC ACCOUNTANTS

The CPA. Never Underestimate The Value.[SM]

NORTHEAST CAPITAL MANAGEMENT INCORPORATED

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2004 AND 2003
&
INDEPENDENT AUDITOR'S REPORT
&
ADDITIONAL INFORMATION
&
INTERNAL CONTROL REPORT

3622 LYCKAN PARKWAY, SUITE 1006 ∘ DURHAM, NORTH CAROLINA 27707
PHONE 919-490-1879 ∘ FAX 919-490-3172

SCOTT W. ASHTON P.C.

CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

SCOTT W. ASHTON P.C.

CERTIFIED PUBLIC ACCOUNTANTS



The CPA. Never Underestimate The Value.^{SM}

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Northeast Capital Management Incorporated:

I have audited the accompanying statement of financial condition of Northeast Capital Management Incorporated (the "Company") as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northeast Capital Management Incorporated as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott W. Ashton P.C.

Durham, North Carolina
February 12, 2005

- 2 -

3622 LYCKAN PARKWAY, SUITE 1006 ○ DURHAM, NORTH CAROLINA 27707
PHONE 919-490-1879 ○ FAX 919-490-3172

NORTHEAST CAPITAL MANAGEMENT INCORPORATED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
ALLOWABLE ASSETS:		
Cash and cash equivalents	$ 118,359	$ 189,120
Commissions receivable	9,049	-
Marketable securities, at market value	160,845	142,530
Total allowable assets	288,253	331,650
NONALLOWABLE ASSETS:		
Commissions receivable	8,150	5,518
Loans receivable	97,263	49,763
Leasehold improvements, net	17,053	22,303
Office furniture and equipment, net	18,853	22,282
Total nonallowable assets	141,319	99,866
TOTAL	$ 429,572	$ 431,516
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable	$ 3,884	$ 2,739
Accrued payroll and payroll taxes	4,779	10,085
Total liabilities	8,663	12,824
STOCKHOLDER'S EQUITY	420,909	418,692
TOTAL	$ 429,572	$ 431,516

NORTHEAST CAPITAL MANAGEMENT INCORPORATED

STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES:		
Commissions	$ 668,702	$ 637,567
Interest	5,519	4,099
Net investment gains	18,315	30,909
Total revenues	692,536	672,575
EXPENSES:		
Salaries and wages	347,672	272,178
Clearing and execution costs	91,289	66,167
Other operating expenses	65,252	71,014
Insurance	50,527	36,546
Rent	42,052	43,278
Monthly access fees, quotes	32,595	53,159
Telephone	16,195	14,878
Depreciation	15,461	20,485
Office supplies and expenses	13,483	19,989
Licenses	4,558	3,313
Professional fees	4,502	5,915
Postage	4,342	3,623
Advertising	2,391	2,071
Total expenses	690,319	612,616
NET INCOME	$ 2,217	$ 59,959

NORTHEAST CAPITAL MANAGEMENT INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
	SHARES (a)	AMOUNT			
BALANCES, DECEMBER 31, 2002	500	$ 35,000	$ 277,849	$ 75,884	$ 388,733
NET INCOME				59,959	59,959
DISTRIBUTIONS				(30,000)	(30,000)
BALANCES, DECEMBER 31, 2003	500	35,000	277,849	105,843	418,692
NET INCOME				2,217	2,217
BALANCES, DECEMBER 31, 2004	500	$ 35,000	$ 277,849	$ 108,060	$ 420,909

(a) Authorized 1,000 shares at no par value,
500 shares issued and outstanding.

See Notes to Financial Statements

NORTHEAST CAPITAL MANAGEMENT INCORPORATED

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 2,217	$ 59,959
Adjustment to reconcile net income to net cash (used in) provided by operating activities:		
Depreciation	15,461	20,485
Change in assets and liabilities:		
Commissions receivable	(11,681)	(1,029)
Marketable securities	(18,315)	6,530
Loans receivable	(47,500)	1,132
Accounts payable	1,145	(276)
Accrued payroll and payroll taxes	(5,306)	8,657
Total adjustments	(66,196)	35,499
Net cash (used in) provided by operating activities	(63,979)	95,458
CASH FLOWS FROM INVESTING ACTIVITIES,		
Purchase of office furniture and equipment	(6,782)	(7,620)
CASH FLOWS FROM FINANCING ACTIVITIES,		
Distributions to stockholder	-	(30,000)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(70,761)	57,838
CASH AND CASH EQUIVALENTS, BEGINNING	189,120	131,282
CASH AND CASH EQUIVALENTS, ENDING	$ 118,359	$ 189,120

See Notes to Financial Statements

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Northeast Capital Management Incorporated (the "Company"), a Pennsylvania corporation, was incorporated on September 20, 1990. The Company operates as a "fully-disclosed introducing general securities" broker/dealer. The Company does business in mutual funds, governments, equities, municipals, options, and annuity contracts.

The Company is registered as a broker/dealer with the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and several states.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

Cash equivalents include funds held in highly liquid money market accounts.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

MARKETABLE SECURITIES

Marketable equity securities are valued at market value. The resulting difference between cost and market is included in net investment gains.

OFFICE FURNITURE AND EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Office furniture and equipment and leasehold improvements are recorded at cost. Depreciation is provided using the straight-line method over periods ranging from 5 to 31 years.

INCOME TAXES

The Company and its stockholder elected for the Company to be taxed as an S corporation for federal and state income tax purposes. Accordingly, no provision has been made for federal and state income taxes as such liability is a personal liability of the Company's stockholder.

2. COMMISSIONS RECEIVABLE

The Company utilizes the services of a clearing broker to execute securities transactions for customers. The Company is paid commissions by the clearing broker for all transactions executed on behalf of the Company's customers. In addition, the Company receives commissions from insurance companies for the sale of annuity contracts. The Company has commissions receivable at December 31, 2004 and 2003 of $17,199 and $5,518, respectively.

3. LEASEHOLD IMPROVEMENTS AND OFFICE FURNITURE AND EQUIPMENT

Leasehold improvements and office furniture and equipment are as follows at December 31, 2004 and 2003:

	Leasehold Improvements		Office Furniture and Equipment	
	2004	2003	2004	2003
Cost	$116,882	$116,882	$181,574	$174,792
Less accumulated depreciation	99,829	94,579	162,721	152,510
Net	$ 17,053	$ 22,303	$ 18,853	$ 22,282

4. RETIREMENT PLAN

The Company maintains a SIMPLE IRA pension plan, covering all eligible employees. The Company will contribute a matching contribution based on the plan. Retirement plan expense, which is included in Other Operating expenses, was $4,512 in 2004 and $2,048 in 2003.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company had net capital of $233,964, which was $133,964 in excess of its required net capital of $100,000. The Company's net capital ratio was .04 to 1 at December 31, 2004.

6. EXEMPTIVE PROVISION OF RULE 15c3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under Section (k)(2)(ii), which states that the provisions of this rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

7. COMMITMENTS

The Company leases office space (Note 8) and a vehicle under operating leases. Rent expense was $42,052 in 2004 and $43,278 in 2003. The vehicle lease requires a monthly payment of $699 through July 2007.

The Company has a standby letter of credit in favor of its clearing broker in the amount of $100,000. This arrangement was not used in 2004 or 2003.

8. RELATED PARTY TRANSACTIONS

The Company leases its office space from its stockholder under the terms of a year to year operating lease. The lease requires annual rent of $30,000. Included in rent expense is $30,000 for 2004 and 2003, for this lease.

Included in loans receivable is $97,263 in 2004 and $49,763 in 2003, which due from the Company's stockholder. There are no repayment terms and interest is not charged.

9. NET CAPITAL

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is not in agreement with the FOCUS report filed for the year ended December 31, 2004 because of differences that are not material.

10. CONCENTRATION OF CREDIT RISK

The Company maintains substantially all of its cash and cash equivalent accounts with one investment company. Cash balances are insured to $100,000 by the Securities Investor Protection Corporation ("SIPC"). Cash equivalent balances have unlimited protection, in excess of SIPC coverage, through private insurance provided by the clearing agent.

NORTHEAST CAPITAL MANAGEMENT INCORPORATED

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY	$ 420,909
DEDUCT EQUITY NOT ALLOWABLE FOR NET CAPITAL	-
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	420,909
DEDUCTIONS AND/OR CHARGES, Nonallowable assets	(141,319)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	279,590

HAIRCUTS ON SECURITIES:

Marketable securities	26,150
Undue concentrations	19,476
Total	45,626
NET CAPITAL	$ 233,964

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES,

Accounts payable	$ 3,884
Accrued payroll and payroll taxes	4,779
Total	8,663
OTHER ITEMS	-
TOTAL AGGREGATE INDEBTEDNESS	$ 8,663

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

REGULATORY MINIMUM	$ 100,000
CALCULATED MINIMUM BASED ON AGGREGATE INDEBTEDNESS	$ 578
REQUIRED CAPITAL	$ 100,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 133,964
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.04 to 1

SCOTT W. ASHTON P.C.

CERTIFIED PUBLIC ACCOUNTANTS



The CPA. Never Underestimate The Value.^{SM}

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5 FOR A BROKER-DEALER
CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder of
Northeast Capital Management Incorporated:

In planning and performing our audit of the financial statements and supplemental schedule of Northeast Capital Management Incorporated (the "Company"), for the year ended December 31, 2004, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be

- 12 -

3622 LYCKAN PARKWAY, SUITE 1006 ○ DURHAM, NORTH CAROLINA 27707
PHONE 919-490-1879 ○ FAX 919-490-3172

SCOTT W. ASHTON P.C.

CERTIFIED PUBLIC ACCOUNTANTS

expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Scott W. Ashton P.C.

Durham, North Carolina
February 12, 2005